(d)(8)(i)

November 17, 2016

T. Rowe Price Associates, Inc.

Mr. Seamus Ray

100 East Pratt Street

Baltimore, MD 21202

Dear Mr. Ray:

On Thursday, November 17, 2016, the Board of Trustees (the “Board”) of Voya Mutual Funds (“VMF”) voted to replace T. Rowe Price Associates, Inc. (“T. Rowe Price”) as a sub-adviser to Voya Multi-Manager International Equity Fund (the “Fund”), a series of VMF.  This letter is to inform you that the Sub-Advisory Agreement, dated November 18, 2014, with T. Rowe Price (the “Agreement”), will terminate in accordance with Section 16 of the Agreement, effective at the close of business on January 20, 2017.

Pursuant to Section 16, the Agreement may be terminated with respect to the Fund at any time, without penalty, by the Board upon 60 days’ written notice.  This letter shall serve as that written notice.

In the interim, we will be contacting you to facilitate a smooth transition, and we look forward to your cooperation in this regard.  We note that this notice does not affect: the Portfolio Management Agreement with T. Rowe Price with respect to VY® T. Rowe Price Capital Appreciation Portfolio, VY® T. Rowe Price Equity Income Portfolio, and VY® T. Rowe Price International Stock Portfolio, each a series of Voya Investors Trust, which remain subject to their Portfolio Management Agreement with Directed Services LLC (“DSL”); and the Investment Subadvisory Agreement with respect to VY® T. Rowe Price Diversified Mid Cap Growth Portfolio and VY® T. Rowe Price Growth Equity Portfolio, each a series of Voya Partners Inc., which remain subject to their Investment Subadvisory Agreement with DSL.

Finally, we want to thank you for your support throughout this process and dedication to the Fund.

Sincerely,

By:	/s/ Michael J. Roland
Michael J. Roland
Executive Vice President
Voya Mutual Funds